UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number 001-41801

Cheche Group Inc.

8/F, Desheng Hopson Fortune Plaza

13-1 Deshengmenwai Avenue

Xicheng District, Beijing 100088, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Closing of the Business Combination and Nasdaq Listing

On September 14, 2023, Cheche Group Inc. (the “Company”) consummated the Business Combination by completing the Initial Merger and the Acquisition Merger, in each as defined and contemplated in the Business Combination Agreement, dated as of January 29, 2023, by and among Prime Impact Acquisition I, the Company, Cheche Merger Sub Inc., and Cheche Technology Inc. The Class A ordinary shares and warrants of the Company are expected to be traded on The Nasdaq Stock Market LLC under the symbols “CCG” and “CCGWW,” respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cheche Group Inc.

By:	/s/ Lei ZHANG
Name:	Lei ZHANG
Title:	Chief Executive Officer and Director

Date: September 15, 2023